BUSINESS

Gramm, Pappas family feud over Luby's all about business, not personal

Paul Takahashi

Jan. 18, 2019



Luby's, 730 FM 1960, is shown Friday, Dec. 28, 2018, in Houston.

Photo: Melissa Phillip, Houston Chronicle / Staff photographer

In late 2017, Jeff Gramm and James Pappas, hedge fund managers and longtime friends, were the headline speakers at a $40-a-plate luncheon hosted by the Chartered Financial Analyst

Society of Houston. Over the din of silverware clinking on plates, Gramm and Pappas discussed the rise of activist investors engaged in high profile battles to shake up company boards and management, agreeing on the importance of holding corporate leaders accountable for underperforming companies and protecting the interests of shareholders.

A year later, Gramm found himself turning that philosophy against the struggling restaurant chain Luby's and in doing so, taking aim at Pappas' father and uncle who control the Houston company, seeking to unseat them from the board of directors. The challenge, which will be decided next Friday at the annual meeting, is not only testing the friendship of Gramm and Pappas, but also pitting two prominent Texas families against each other.

Gramm is the son of former U.S. Sen. Phil Gramm; Pappas of Chris Pappas, the co-founder and owner of Pappas Restaurants.

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"You feel bad for everyone involved since Jeff and James are good friends," said Jason Leder, president of the Chartered Financial Analyst Society of Houston. "I'm sure Jeff thinks there is a legitimate business reason to do it, but he can't feel good from a personal level and James probably doesn't either."

The fight over Luby's has, in fact, turned personal. As Jeff Gramm seeks to put his own candidates on the board, even recruiting his father for the slate, he has criticized Luby's management — led by Chris Pappas, the CEO, and his brother, Harris — as bloated and overpaid, and echoed an independent proxy adviser's assessment of Luby's board as "out of touch" and "deceptive."

On HoustonChronicle.com: Luby's faces proxy fight with activist investor

Luby's has fired back that Phil Gramm, at 76, is "too old" to serve on its board and pointed to articles that blame him for the 2008 recession by spearheading deregulation of the financial industry as a senator. In pushing back against Jeff Gramm, the company has even gone as far as criticizing his leadership on corporate boards and his shareholder activism — which also casts a shadow on James Pappas, who has been involved on the same boards and activism as Gramm.

Whether the quarrel is affecting the friendship of Jeff Gramm and James Pappas is unclear. Gramm declined to comment on the matter, and Pappas did not respond to requests for comment.

"James is in a tough spot with his dad on one side and his friend on another," Leder said. "My guess is they're still good friends. That's the nature of a proxy fight. There's always a bunch of mud spilled."

The extended Gramm and Pappas families are not particularly close, but they have run in the same social circles. Chris Pappas, in fact, was a longtime political donor to Phil Gramm, who served in Congress, first in the House, then the Senate, from 1979 to 2002.

The two families are ardent supporters of Texas A&M University. Phil Gramm and his wife, Wendy, taught economics at A&M; she also served as university regent for several years. Several members of the Pappas family are graduates of the university, including Harris and James Pappas. The families bump into one another on occasion at university events, Chris Pappas said.

Jeff Gramm, 43, and James Pappas, 38, first met in 2008 at a new Luby's restaurant in Cypress. Chris Pappas had invited Gramm as a shareholder to experience the company's revamped design, which featured outdoor seating, an open kitchen and a Texas Hill Country ambiance designed to make the staid cafeteria chain feel more like a modern casual dining restaurant.

Gramm and the younger Pappas hit it off immediately. Gramm, who invested in chains such as Popeyes Louisiana Kitchen and Famous Dave's BBQ, was interested in learning more about the restaurant industry from Pappas. Pappas, on the other hand, was planning to launch his own hedge fund and was eager to hear how Gramm did it. They soon became friends.

Gramm, who lives in New York, has stayed at Pappas' Houston home when he was in town. Pappas for several years has been a guest speaker at Gramm's Columbia Business School class. The two chat by phone frequently.

Gramm and Pappas also have a professional relationship, serving on several company boards together. They sat on the board of Indiana food processor Morgan's Foods before it was sold in 2014, and now oversee Tandy Leather, a Fort Worth-based leathercrafter. The hedge fund managers both subscribe to a strategy pioneered by legendary investors Benjamin Graham and Warren Buffet called value investing, where one seeks to capitalize on undervalued companies and stocks that have the potential for significant appreciation.

Related: Luby's, activist investor spar over cafeteria chain's future

Meanwhile, Gramm and Pappas earned a reputation as activist investors who buy large shares in a company to pressure its management and board into change. Nationally, disgruntled shareholders and activist investors, such as Carl Icahn and Bill Ackman, launch between 100 and 130 proxy fights each year.

James Pappas, the founder of Houston hedge fund JCP Investment Management, is one of the most energetic activist investors in Texas, targeting companies such as Frisco smoothie chain Jamba Juice and Casella Waste Systems, a Vermont waste management company. In 2017, Pappas launched a proxy fight against Fiesta Restaurant Group, the Dallas operator of Pollo Tropical and Taco Cabana. Gramm's hedge fund supported Pappas' efforts, but shareholders rejected their slate of board candidates.

Jeff Gramm, a co-founder of New York hedge fund Bandera Partners, which oversees about $150 million in assets, has written several public letters pushing for changes on othercompany boards and is the author of "Dear Chairman," a well regarded book on shareholder activism. Gramm, however, has never launched or led a proxy fight before Luby's.

Gramm, who first bought Luby shares more than a decade ago, hopes to replace the Pappas brothers, Luby's chairman Gaspir Mir III and director Frank Markantonis with his slate of four candidates, including Gramm himself and his father. But it's an uphill battle for Gramm, who has 9.8 percent of Luby's shares, compared to the Pappas brothers' 36.8 percent.

Luby's, started in San Antonio in 1947, was for decades a popular destination known for its comfort foods, such as the LuAnn Platter. Chris Pappas, 71, and his brother Harris Pappas, 73, joined Luby's management in 2001 — after a proxy fight led by a group of dissatisfied shareholders. Three years later, they moved Luby's headquarters to Houston.

The Pappas brothers; successful owners and operators of Houston restaurants such as Pappasito's Cantina, Pappadeaux Seafood Kitchen and Pappas Bar-B-Q, saw sales improve early in their Luby's tenure. They closed underperforming locations, tinkered with the menu and redesigned some locations.

In recent years, however, the cafeteria chain has struggled to retain diners amid changing tastes and the growing popularity of fast-casual restaurants that appeal to younger patrons.

As foot traffic fell, so, too did Luby's sales and stock. The company lost $33.6 million in fiscal 2018 while its stock fell more than one-third o $1.64. In July,the company issued a statement of going concern, calling into question whether it can stay in business.

Luby's runs 146 restaurants nationally under the Luby's, Fuddruckers and Cheeseburger in Paradise brands, but its real estate, valued at about $200 million, is worth more than the operating company, which has a stock valuation of $48 million dollars. Luby's, which has shuttered 70 restaurants over the past two decades, has sold real estate to fund operations and pay down debt.

Gramm believes Luby's strategy of selling its real estate to support unprofitable restaurants is unsustainable, and argues Luby's needs fresh faces on its board.

"When I first invested in Luby's, I knew the turnaround would be hard, but I knew the Pappas and their restaurants and knew they were going to give it a shot," Jeff Gramm said. "I thought my downside would be protected by Luby's huge real estate value, but I was wrong."

Related: Luby's hopes more discounts will boost sales

Luby's has raised the possibility that if Gramm gains the board seats, he would steer the company to liquidation and sell off the real estate to pay off investors — which Gramm denies.

"I still believe that the Luby's enterprise with all its pieces is more valuable for shareholders than a strategy that the other side would put forward," Chris Pappas said. "Luby's is one of the most popular restaurant brands with a loyal customer following. The Fuddruckers brand is an excellent brand as well. Yes, I believe that the value is there and it exceeds the value of anything they would plan."

Since Gramm launched his proxy fight in December,the two sides have exchanged barbs in so-called fight letters as they try to sway shareholders. Gramm issued a cheeky holiday-themed postcard with a chart of Luby's declining stock price, and Luby's sent out a colorful slidedeck outlining their reasons why Gramm's board candidates were unqualified to sit on the board, chief of which is their lack of restaurant experience.

The Gramms and Pappases maintain their dispute over Luby's is not personal. The two families, toughened by years in politics and business, say their skin is plenty thick.

"We have nothing but the highest regard for the Pappas family," Phil Gramm said. "Our disagreement is over the strategy of running Luby's, pure and simple. Nothing personal about it."

"This is all about business and not about family," Chris Pappas said. "I've learned a long time ago to separate the two. When this is all over with, it's just business."

paul.takahashi@chron.com

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